NEWS RELEASE                                                                                                                                                                                                                               ELD No. 09-14

TSX: ELD NYSE-A: EGO

                                                                                                                           July 16, 2009

ELDORADO DISPOSES OF NON-CORE ASSET

Eldorado Gold Corporation (“Eldorado” or “Company”) is pleased to announce the closing of its disposal to Solex Resources Corp. (“Solex”) of its interest in the Macusani East Uranium project, the sole asset of Minera Frontera Pacifico S.A. (“MFP”), which was obtained through its acquisition of Frontier Pacific Mining Corporation (“Frontier”) in 2008. Pursuant to the disposition, Eldorado received 11,820,487 common shares (the “Solex Shares”) of Solex.  The shares represent approximately 17.0% of the issued and outstanding Solex Shares (as at June 1, 2009).  Following completion of the transaction, Eldorado holds directly 13,820,487 Solex Shares representing 19.9% of the issued and outstanding Solex Shares (as at June 1, 2009).

Under the terms of the sale agreement, Solex acquired 27,555,244 common shares of MFP (the “MFP Shares”) and Eldorado received 11,820,487 Solex Shares (by way of a private placement, at a deemed issue price of $0.14), a promissory note in the amount of $2,000,000 payable on terms (secured by a mortgage on the project), and a uranium royalty on the project.

Eldorado acquired the Solex Shares in connection with the disposition of its interest in a non-material exploration asset.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

For additional information or for a copy of Eldorado’s early warning report, please contact:

Nancy Woo, Vice-President Investor Relations, at 604 601-6650 or e-mail nancyw@eldoradogold.com

Eldorado Gold Corporation
1188 - 550 Burrard Street
Vancouver, BC  V6C 2B5

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the transaction.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com